United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: TYSON FOODS

2.	Name of person relying on exemption: THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of person relying on exemption: 2100 L Street, NW Washington, DC 20037

4.
Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
 Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

Memorandum

Subject:
Grounds to vote for Tyson Foods shareholder proposal requesting that the Board of Directors report the business risks and operational impacts associated with its position of indefinitely allowing gestation crates throughout its supply chain.

Date:	December 20, 2013

Contact:	Matthew Prescott, The Humane Society of the United States
(301) 721-6422 or mprescott@humanesociety.org.
/s/ Matthew Prescott

Dear Fellow Tyson Shareholders,

The World Bank’s International Finance Corporation reports, “In the case of animal welfare, failure to keep pace with changing consumer expectations and market opportunities could put companies and their investors at a competitive disadvantage.”  That risk is the crux of our shareholder proposal, and is what we’re asking Tyson to disclose.

Nearly 60 top pork consuming companies—McDonald’s, Burger King, Wendy’s, Safeway, Costco, Oscar Mayer and dozens more, including Tyson customers—have announced that they’ll eliminate from their pork supply chains gestation crates (small cages that confine breeding pigs). You can read what these companies say about the issue on the website CrateFreeFuture.com.

Several Tyson competitors—like Smithfield Foods—have made substantial progress toward meeting the demand for gestation crate-free pork. In fact, according to a National Pork Board survey, a majority of pork producers are in the process of replacing gestation crates by converting to gestation crate-free housing systems.

Additionally, nine U.S. states and the E.U.  have passed laws banning gestation crates, and leading meat industry publications call the shift away from them “inevitable,” note that crates are “no longer defendable” and say “the gestation stall debate is done.”

Yet strangely, Tyson continues defending its use of these cages, a position which has already resulted in lost business from significant customers—including at least one major, national fast food chain. That is the type of material fact that Tyson has not disclosed to shareholders, but does seem to be aware of. As reported in a December 2013 Des Moines Register article, one Tyson supply manager, referring to gestation crates, recently admitted to farmers, “Our customers want more” for the animals, and noted that multiple customers are requiring plans to eliminate the crates.

We don’t expect other shareholders to simply take just our word for this though; by way of this filing, we’re providing a collection of third-party data (below) that demonstrates how crucial it is for Tyson to simply disclose the potential risks and impacts of its policy on gestation crates.  You’ll hear from other major pork producers, meat industry analysts, top global food brands, mainstream media outlets, swine scientists, economists—even a current Tyson Foods advisor.

We’re certain that after reviewing this filing, you’ll agree with us that further disclosure is needed from Tyson. If you still have questions, feel free to reach out any time. Thank you.

Sincerely,

Matthew Prescott, Food Policy Director
The Humane Society of the United States
mprescott@humanesociety.org, (301) 721-6422

Regarding how important animal welfare is to consumers:

•
The World Bank’s International Finance Corporation: “In the case of animal welfare, failure to keep pace with changing consumer expectations and market opportunities could put companies and their investors at a competitive disadvantage.”1

•
“Supermarket Guru” Phil Lempert, who reports on consumer trends in the food industry: “There’s organic, there’s fair trade, but humane is the next big thing. We ask shoppers what they’re looking for, and that is what they’re telling us.”2

•
Nation’s Restaurant News (editorial): “Active concern about how we treat the world around us has moved from the left of center to the mainstream, and savvy businesses are playing a part…I’m inclined to think the growing number of animal-welfare-related commitments made by companies large and small reflect well-thought-out business strategies.”3

Regarding the mass industry exodus away from gestation crates:

•	CNN: “This little piggie is bred for market. This little piggie can't turn her body around. That's about to change.”4

1 International Finance Corporation, “Good Practice Note: Animal Welfare in Livestock Operations,” October 2006, p. 21.
2 Georgina Gustin, “‘Humane’ Food Sparks Excitement, Labeling Controversy,” St. Louis Post-Dispatch, December 15, 2010.
3 Robin Lee Allen, “As Environmental Concerns Go Mainstream, Clever Operators are Joining the Crusade,” Nation’s Restaurant News, October 8, 2007, available at http://nrn.com/archive/environmental-concerns-go-mainstream-clever-operators-are-joining-crusade, accessed on September 18, 2013.
4 Kat Kinsman, “Clarified—What Are Gestation Crates?,” June 6, 2012, available at www.eatocracy.cnn.com/2012/06/06/gestation-crates/, Accessed September 30, 2013.

•	Des Moines Register: “Crates may no longer have a future in pork.”5

•
Chicago Tribune: “In recent years, one major food corporation after another, from McDonald's to Safeway, has announced plans to stop buying pork from suppliers that confine pregnant sows in gestation stalls— individual enclosures so tiny the pig can't turn around. ”6

•	Meatingplace magazine: “Game over. For any pork producer still on the fence [as to whether or not to eliminate gestation crates], the…move is inevitable.”7

•
Western Producer: “Gestation stalls done? Seems it like. It seems to me like you might as well stick a fork in its butt and turn it over: the gestation stall debate is done.”8 And “You’d have to have rocks in your head to build a new sow barn with gestating sow stalls.”9

•	Meat & Poultry magazine: “This is no longer a debate about the viability of gestation crates in hog production but rather a discussion about how producers will respond to meet expectations.”10

•	Feedstuffs magazine: “Gestation stalls [are] no longer defendable.” And, “Resistance [to eliminating gestation crates] will increasingly threaten pork demand and trust in producers.”11

Public announcements from food companies (full list at www.CrateFreeFuture.com):

•
Smithfield Foods (the world’s largest pork company): “Smithfield Foods…is beginning the process of phasing out individual gestation stalls at all of its company-owned sow farms and replacing them with pens—or group housing—[by 2017]. Smithfield also will work with its contract growers regarding system conversion.”12

•
McDonald’s: “McDonald's believes gestation stalls are not a sustainable production system for the future. There are alternatives that we think are better for the welfare of sows. McDonald’s wants to see the end of sow confinement in gestation stalls in our supply chain.”13 And, “McDonald's ten-year plan…is to source all pork for its U.S. business from producers that do not house pregnant sows in gestation stalls by the end of 2022.”14

5 Dan Piller, “Crates May No Longer Have a Future in Pork,” Des Moines Register, June 7, 2012.
6 Steve Chapman, “Giving Pigs Room to Move Eases our Discomfort,” Chicago Tribune, August 25, 2013.
7 Editorial, “Editorial: The Big One,” Meatingplace, March 2012,  p. 2.
8 Ed White, “Gestation Stalls Done? Seems Like it,” The Western Producer, April 30, 2013, www.producer.com/2013/04/gestation-stalls-done-seems-like-it/, accessed September 17, 2013
9 Ed White, “Consider risks involved in building sow stall barn,” The Western Producer, June 1, 2012, http://www.producer.com/2012/06/consider-risks-involved-in-building-sow-stall-barn/, accessed September 30, 2013.
10 Jerry Karczewski, “The Crate Debate,” Meat & Poultry, September 2012, p. 34.
11 Rod Smith, “Producers Need ‘Bridge’ from Sow Stalls to Pens,” Feedstuffs, Vol. 84 (23), June 4, 2012,  p. 1
12 “Smithfield Foods Makes Landmark Decision Regarding Animal Management,” Smithfield Foods press release, January 25, 2007, available at http://investors.smithfieldfoods.com/releasedetail.cfm?ReleaseID=295899, accessed September 17, 2013.

•	Burger King: “[Burger King] has pledged to…only purchase pork from suppliers that can demonstrate documented plans to end their use of gestation crates for breeding pigs.”15

•	Costco: “We want all of the hogs throughout our pork supply chain to be housed in groups…and expect that this transition should be accomplished no later than 2022.”16

•
Kraft/Oscar Mayer: “The Oscar Mayer brand will work with its pork suppliers to transition from traditional gestation stall housing to pregnant sow housing alternatives by the end of 2022. The plan is to source all pork from suppliers who can provide pregnant sow housing that safely allows for greater movement for the animal, while ensuring their comfort.”17

•
Wendy’s: “Wendy’s is working with its U.S. and Canadian pork suppliers to eliminate the use of sow gestation stalls over time. [Wendy’s] believes that confining sows in gestation stalls is not sustainable over the long term, and moving away from this practice is the right thing to do.”18

•	Safeway: “It is Safeway’s goal to have a gestation stall-free supply chain.”19

•
Target Corp: “We’re committed to the humane treatment of animals, and believe they should be raised in clean, safe environments free from cruelty, abuse or neglect. We recently announced that we’re partnering closely with our pork product vendors to eliminate the use of sow gestation crates by 2022.”20

13 “McDonald’s Takes Action Toward Ending Gestation Stall Use; Humane Society of the United States Supports Effort,” McDonald’s Corporation/Humane Society of the United States joint press release, February 13, 2012, available at www.humanesociety.org/news/press_releases/2012/02/mcdonalds_takes_action_02132012.html, accessed September 17, 2013.
14 “McDonald’s USA Outlines 10-Year Plan for Ending Gestation Stall Use,” McDonald’s Corporation press release, May 31, 2012, available at http://phx.corporate-ir.net/phoenix.zhtml?c=97876&p=irol-newsArticle&ID=1701364&highlight=, accessed September 17, 2013.
15 “Burger King Makes Industry Leading Commitment to Enhance Animal Welfare,” Burger King Corp. press release, April 15, 2012, available at http://www.bk.com/en/us/company-info/news-press/detail/burger-king-corp-makes-industry-leading-commitment-to-enhance-animal-welfare-2511.html, accessed September 17, 2013.
16 “Costco Calls on Pork Suppliers to Eliminate Controversial Pig Gestation Crates within 10 Years,” Humane Society of the United States press release, July 17, 2012, available at www.humanesociety.org/news/press_releases/2012/07/costco_gestation_crates_071712.html, accessed September 17, 2013.
17 Kraft Foods Group, “Animal Welfare,” Kraft Foods website, accessed September 17, 2013.
18 “Wendy’s Raises Animal Welfare Standards for Chickens, Pigs,” Wendy’s press release, March 22, 2012, available at http://www.aboutwendys.com/News/Wendy%E2%80%99s-Raises-Animal-Welfare-Standards-for-Chicken,-Pigs/, accessed September 17, 2013.
19 “Safeway Announces Progress Toward Gestation Stall-Free Pork Supply Chain, The Humane Society of the United States Supports Retailers’ Move,” Safeway Inc./The Humane Society of the United States joint press release, May 7, 2012, available at www.humanesociety.org/assets/pdfs/farm/safeway_press_release_050712.pdf.
20 Target Corp., “Responsible Sourcing: Our Pork Sourcing Policy,” Target  website, accessed September 17, 2013.

•	Hormel Foods: “All Hormel Foods-owned farms will be 100 percent group sow housing before 2018.”21

Regarding the inherent animal cruelty associated with gestation crates:

•	Meat & Poultry magazine: “Studies show that crates have more negative attributes than positive ones.”22

•	Smithfield Foods: “The company believes this decision [to eliminate gestation crates]…was made as a result of the desire to be more animal friendly…”23

•
Dr. Temple Grandin, a current animal welfare advisor to Tyson Foods: “Confining an animal for most of its life in a box in which it is not able to turn around does not provide a decent life.”24 And, “We’ve got to treat animals right, and gestation stalls have got to go.”25

•	The Prairie Swine Center, a scientific swine research operation: “The overall conclusion is that better welfare can be achieved when sows are not confined throughout gestation.”26

•	Toronto Star (editorial): “They are highly intelligent animals that are, in essence, tortured during the duration of their breeding lives… Pork may be delicious. But consuming it need not be cruel.27

•
New York Times (editorial): “There is no justification…for the abusive practice of confining animals in spaces barely larger than the volume of their bodies. Animals with more space are healthier, and they are no less productive. Industrial confinement is cruel and senseless and will turn out to be, we hope, a relatively short-lived anomaly in modern farming.”28

21 Hormel Foods, “2011 Hormel Foods Corporate Responsibility Report: Overview of Hog Operations,” Hormel Foods website, accessed September 17, 2013.
22 Jerry Karczewski, “The Crate Debate,” Meat & Poultry, September 2012, p. 31.
23 Smithfield Foods, 2007 Annual Report, pp. 36 – 37, from Smithfield Foods’ investor relations website, http://files.shareholder.com/downloads/SFD/2689669358x0x178258/7FEC414F-681F-46C9-A78C-A7E8BE1651E7/AR2007.pdf, accessed September 30, 2013.
24 Dr. Temple Grandin, ed. 2009. Improving Animal Welfare: A Practical Approach. (Cambridge, Mass.: CABI North America, p. 14).
25 Phillip Walzer, “Temple Grandin appears in Smithfield Foods videos,” Virginian-Pilot, April 10, 2012, available at http://hamptonroads.com/2011/04/temple-grandin-appears-smithfield-foods-videos, accessed 6 March 2012.
26 J.A. Brown and Y.M. Seddon, “Groups or Stalls: What Does The Science Say?,” Prairie Swine Center, August 2013, Vol. 1 (7).
27 Editorial. 2013. Stop Tormenting Breeding Sows. Toronto Star. 20 August. http://www.thestar.com/opinion/editorials/2013/08/20/stop_tormenting_breeding_sows_editorial.html. Accessed 17 September 2013.
28 Editorial, “A Humane Egg,” The New York Times, July 11, 2010, available at www.nytimes.com/2010/07/12/opinion/12mon4.html, accessed September 17, 2013.

•	Chicago Sun-Times (editorial): “Pigs confined so tightly develop health problems that require antibiotics, raising human health concerns. More than that, the cages are simply cruel.”29

Regarding the economics of gestation crates compared to alternative breeding systems:

•
Iowa State University, from a two-and-a-half-year-long economic analysis: “Group housing…for gestation resulted in a weaned pig cost that was 11% less than the cost of a weaned pig from the individual stall confinement system.”30

•	Smithfield Foods: “The company does not expect the switch [from gestation crates] to penning systems at sow farms will have a material adverse effect on its operations.”31

Conclusion

Confining pigs in gestation crates is out of step with the mainstream sentiments of the American public, and the movement away from gestation crate pork will only continue growing. Already, Tyson has lost significant customers overs its position on this issue—something the Company has failed to disclose. And the chorus of expert voices from within the meat industry, from food retailers, scientists, analysts and more demonstrate that continuing to defend and use crates—as Tyson does—poses significant risks.

Tyson has proven itself unable to adequately ensure even the most basic standards of care throughout its pork supply chain – as evidenced by the criminal cruelty convictions and rampant abuse documented at Tyson contract facilities – and its assurances made to shareholders and the public on the topic of animal treatment fall flat.

Given the above implications, it is in shareholders’ best interest to support this modest resolution, which simply requests that the Board of Directors disclose the potential risks and impacts associated with Tyson’s current policies on the issue of caging animals in gestation crates.

Thank you for your time and attention. We hope you will vote FOR the shareholder proposal on the Company’s proxy statement.

29 Editorial, “Editorial: Illinois, like McDonald’s, should ban cruel cage,” Chicago Sun-Times, February 14, 2012, available at  www.suntimes.com/opinions/10637928-474/editorial-illinois-like-mcdonalds-should-ban-cruel-cage.html, accessed September 17, 2013.
30 Iowa State University, “Impact of Gestation Housing System on Weaned Pig Production Cost,” 2007.
31 Smithfield Foods, 2007 Annual Report, p. 37, from Smithfield Foods’ investor relations website, http://files.shareholder.com/downloads/SFD/2689669358x0x178258/7FEC414F-681F-46C9-A78C-A7E8BE1651E7/AR2007.pdf, accessed September 30, 2013.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.